# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Parsons Corporation, CIK 0000275880
CUSIP: 70202L102
Title of class of securities: Common Stock, $1.00 Par Value Per Share
Address of issuer's principal executive offices: 14291 Park Meadow Drive, Suite 100, Chantilly, Virginia (VA), 20151
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-20-000389
Filed by CIK 0001722329

## Reporting persons
- Newport Trust Company, LLC: type of reporting person: bank (BK); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 51,009,167; sole dispositive power 51,009,167; shared dispositive power 0; aggregate amount beneficially owned 51,009,167 (47.76% of the class)

## Item 1. Issuer
Name of issuer: Parsons Corporation
Address of issuer's principal executive offices: 14291 Park Meadow Drive, Suite 100, Chantilly, VA 20151

## Item 2. Person Filing
Name of person filing: Newport Trust Company, LLC
Address of principal business office or, if none, residence: 1627 Eye Street, NW, Suite 950, Washington, DC 20006
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 51,009,167
Percent of class: 47.76%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 51,009,167
Sole power to dispose or to direct the disposition: 51,009,167
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Newport Trust Company, LLC: William E. Ryan III, William E. Ryan III / CEO, President and Chief Fiduciary Officer (11/12/2025)